

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2023

Colette Kress
Chief Financial Officer
NVIDIA Corporation
2788 San Tomas Expressway
Santa Clara , California 95051

      Re: NVIDIA CORP
            Form 10-K for the fiscal year ended January 29, 2023
            File No. 0-23985

Dear Colette Kress:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing